
05007314

OMV Investor News

April 5, 2005
5.45pm (UK time) — 6.45pm (CET)

OMV closes sale of 25.1% in Rompetrol

OMV, Central Europe's leading oil and gas group today announces the closing of the sale of its 25.1% stake in The Rompetrol Group N.V. to Rompetrol Holding SA, a Swiss-based holding company owned by Rompetrol's senior managers. It has been agreed to keep the terms of the sale confidential. The sale of OMV's interest in Rompetrol allows OMV to focus its efforts on Petrom's downstream operations.

OMV acquired its shares in Rompetrol in October 2002 in order to secure a platform in the important market of Romania and has gained valuable insights into the Romanian oil market through this investment. Rompetrol among other interests, owns the refineries Petromidia (Navodari) and Vega (Ploiesti) with a combined processing capacity of 4 million tons per year; a countrywide wholesale business including eight depots; a retail network of over 200 filling stations; and its own maintenance, logistics, and ecological services companies.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-Mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-Mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-Mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Cubitt Consulting

Kirsten Hendrie, London, IR	Tel. +44 (20) 7367-5127; e-Mail: kirsten.hendrie@cubitt.com
Simon Barker, London, Press	Tel. +44 (20) 7367-5119; e-Mail: simon.barker@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 279 3115-201; e-Mail: mark@cjpcom.com

Next result announcement **January–March and Q1 2005** on May 25, 2005


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